Filed Pursuant to Rule 433
Registration Statement No. 333-159131-01
Dated September 15, 2011
Final Term Sheet
Kansas City Power & Light Company
5.30% Notes due 2041

Issuer:	Kansas City Power & Light Company

Principal Amount:	$400,000,000

Expected Ratings*:	Moody’s Investors Service, Inc.: Baa2
Standard & Poor’s Ratings Services: BBB

Title of Securities:	5.30% Notes due 2041

Trade Date:	September 15, 2011

Settlement Date:	September 20, 2011 (T+3)

Maturity Date:	October 1, 2041

Interest Payment Dates:	Semi-annually on April 1 and October 1, beginning April 1, 2012

Coupon (Interest Rate):	5.30%

Yield to Maturity:	5.343%

Benchmark Treasury:	4.375% due May 15, 2041

Benchmark Treasury Price / Yield:	119-10 / 3.343%

Spread to Benchmark Treasury:	+200 basis points

Price to Public:	99.358% of the principal amount, plus accrued interest, if any, from September 20, 2011, if settlement occurs after that date

Redemption Provision:	Prior to April 1, 2041, callable at any time at a make-whole premium of the greater of (i) 100% of the principal amount or (ii) discounted present value at Treasury Rate plus 30 basis points. On or after April 1, 2041, callable at any time at par.

CUSIP / ISIN :	485134 BM1 / US485134BM13

Joint Book-Running Managers:	Barclays Capital Inc.
RBS Securities Inc.
Wells Fargo Securities, LLC

Senior Co-Manager:	Scotia Capital (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
KeyBanc Capital Markets Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Barclays Capital Inc., RBS Securities Inc. or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, RBS Securities Inc. toll-free at (866) 884-2071 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.